FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Further Extends High-Grade Mineralization at Island Gold
Exploration Success from 2019 Program Expected to Drive Strong Growth in Mineral Resources

Toronto, Ontario (January 15, 2020) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from surface and underground exploration drilling at the Island Gold mine, further extending high-grade gold mineralization beyond existing Mineral Resources in all three areas of focus. All reported drill widths are true width of the mineralized zones, unless otherwise stated.

•
Main Extension Down-Plunge: high-grade mineralization extended 80 metres (“m”) east of existing Mineral Resources (MH17-12) and 50 m below the nearest previously reported intersection (MH17-07). High-grade mineralization has been extended over 1,000 m east of current mine workings and remains open along strike to the east, and both up- and down-plunge. New highlights include:

•	121.32 g/t Au (96.47 g/t cut) over 3.81 m (MH20-01);

•	108.17 g/t Au (94.56 g/t cut) over 2.57 m (MH17-11); and

•	36.45 g/t Au (13.23 g/t cut) over 8.04 m (MH17-12).

•
Eastern Extension: high-grade mineralization intersected 170 m east of the nearest Indicated Mineral Resource (620-610-07). This area is located 225 m above the high-grade intersections in the new area of focus. New highlights include:

•	32.19 g/t Au (25.48 g/t cut) over 4.68 m (620-610-01); and

•	20.18 g/t Au (20.18 g/t cut) over 3.24 m (620-610-07).

•
Gap between Main and Eastern Extensions: extended high-grade mineralization 50 m to the west in the new area of focus to now cover a lateral extent of 350 m, and confirmed the continuity of high-grade mineralization at a drill density that will support the declaration of an initial Inferred Mineral Resource. All 17 holes drilled to date in this area have intersected the E1E Zone including 12 intersecting ore grade gold mineralization. This has confirmed the E1E Zone extends vertically over 1.2 kilometres (“km”), between a depth of 300 m and 1,500 m in the eastern part of the deposit. New highlights include:

•	21.28 g/t Au (21.28 g/t cut) over 9.01 m (MH18-09); and

•	28.50 g/t Au (23.13 g/t cut) over 4.38 m (MH18-10).

Note: Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to 225 g/t Au for Main and Extension 1 areas, and 160 g/t Au for Extension 2 Area.
“We had another exceptional year at Island Gold operationally, financially and through the drill bit. The operation produced 150,400 ounces of gold in 2019, achieving a new record for the fifth consecutive year, and set a new record for free cash flow. With the ongoing exploration success, we expect further growth in Island Gold’s Mineral Reserves and Resources with our year-end update. This growth will be incorporated into the Phase III expansion study which we plan to complete during the second quarter of 2020. We expect this study will showcase a larger, extremely profitable, long-life operation,” said John A. McCluskey, President and Chief Executive Officer.

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2019 Exploration Drilling Program - Island Gold Mine
The 2019 exploration drilling program was focused on further expanding the down-plunge and lateral extensions of the Island Gold deposit with the objective of adding new near mine Mineral Resources across the two-kilometre long Island Gold Main Zone (Figure 1).
The program has been successful in extending high-grade gold mineralization across all three areas of focus, the Main, Western, and Eastern Extensions. This is expected to drive further growth in Mineral Reserves and Resources in the 2019 year-end update to be completed in February 2020. This is a continuation of the significant growth in Mineral Reserves and Resources already realized since the November 2017 acquisition of Island Gold.
A total of 47,608 m of surface directional and 24,462 m of underground exploration drilling was completed in 2019. New highlight intercepts since August 31, 2019 can be found in Figures 1, 2, 3, and 4; and Tables 1 and 2 at the end of this news release.
2020 Exploration Drilling Program - Island Gold Mine
A total of $21 million has been budgeted in 2020 for surface and underground exploration at Island Gold, an increase from the 2019 budget of $19 million. The focus remains on continuing to define new near mine Mineral Resources. The 2020 budget includes 46,000 m of surface directional drilling, 30,000 m of underground exploration drilling, and 900 m of underground exploration development to extend drill platforms on the 340, 620, 790, and 840 levels.
A regional exploration program which includes 10,000 m of drilling is also planned in 2020, focused on evaluating and advancing exploration targets outside the main Island Gold Mine area on the 9,750-hectare Island Gold Property.
Main Extension
Surface directional drilling continues to extend gold mineralization with drill hole spacing ranging from 50 to 100 m (Figure 2).
New highlights from the surface drilling program include (E1E-Zone) (Table 1):

•	121.32 g/t Au (96.47 g/t cut) over 3.81 m (MH20-01);

•	108.17 g/t Au (94.56 g/t cut) over 2.57 m (MH17-11);

•	36.45 g/t Au (13.23 g/t cut) over 8.04 m (MH17-12);

•	9.96 g/t Au (9.96 g/t cut) over 7.79 m (MH21-02);

•	12.56 g/t Au (10.16 g/t cut) over 6.85 m (MH14-8);

•	10.69 g/t Au (10.69 g/t cut) over 6.08 m (MH20-02);

•	8.27 g/t Au (8.27 g/t cut) over 7.16 m (MH21-03); and

•	9.95 g/t Au (9.95 g/t cut) over 3.60 m (MH20-03).
Gold mineralization continues to be expanded above, below and east as far as 200 m from existing Inferred Mineral Resources, and over one kilometre from existing mine workings. This includes new drillholes MH17-12 (36.45 g/t Au (13.23 g/t cut) over 8.04 m) and MH17-11 (108.17 g/t Au (94.56 g/t cut) over 2.57 m) which extended high-grade gold mineralization 80 m east of existing Mineral Resources and 50 m below the previously reported drill hole MH17-07 (16.61 g/t Au (14.48 g/t cut) over 7.27 m).
Drillhole MH20-02 (10.69 g/t Au (10.69 g/t cut) over 6.08 m) extended high-grade mineralization 145 m above and east of the nearest Inferred Mineral Resources. Drillhole MH21-03 (8.27 g/t Au (8.27 g/t cut) over 7.16 m) also expanded high-grade mineralization 120 m above existing Mineral Resources. Importantly, this also closed the gap to within 145 m of the nearest intercept in the new area of focus (new drillhole MH18-09 (21.28 g/t Au (21.28 g/t cut) over 9.01 m)). This east plunging high-grade ore shoot remains open laterally, and up- and down-plunge.
Underground exploration drilling is being conducted from the 620 and 840 level exploration drifts in the Main Extension area to test the continuity of known Mineral Resource and Reserve blocks.

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New highlights from the underground exploration drilling program in the E1E Zone include (Figure 3, Table 2):

•	8.98 g/t Au (8.98 g/t cut) over 7.65 m (840-560-04);

•	8.64 g/t Au (8.64 g/t cut) over 6.38 m (840-560-09);

•	9.48 g/t Au (9.48 g/t cut) over 4.36 m (840-554-04); and

•	11.66 g/t Au (11.66 g/t cut) over 2.76 m (840-560-11).

Three surface and two underground diamond drill rigs remain active in the Main Extension target area, focused on further extending high-grade mineralization and defining additional Mineral Resources.
Drilling completed in 2019 in the eastern part of the Island Gold mine (Main Extension area, new area of focus and Eastern Extension area) has confirmed the continuity of the E1E gold zone at depth. This zone now extends from 300 m to a vertical depth of more than 1,500 m.
Eastern Extension
Underground exploration drilling is being conducted from the 340 and 620 level exploration drifts. Drilling from the two levels is testing an area to the east of the Mineral Reserve and Mineral Resource blocks in the Eastern Extension, between 300 m and 1,100 m vertical depths, and above Inferred Mineral Resources in the Main Extension.
New highlights from the underground exploration drilling program in the E1E Zone include (Figure 3, Table 2):

•	32.19 g/t Au (25.48 g/t cut) over 4.68 m (620-610-01);

•	20.18 g/t Au (20.18 g/t cut) over 3.24 m (620-610-07);

•	11.90 g/t Au (11.90 g/t cut) over 4.03 m (620-604-17);

•	10.26 g/t (10.26 g/t cut) over 3.28 m (620-610-06); and

•	75.79 g/t Au (12.06 g/t cut) over 2.62 m (620-604-16).

New drillholes 620-610-01 (32.19 g/t Au (25.48 g/t cut) over 4.68 m) and 620-610-07 (20.18 g/t Au (20.18 g/t cut) over 3.24 m) intersected high-grade mineralization 100 m and 170 m, respectively, east of existing Indicated and Inferred Mineral Resources in the Eastern Extension. Two underground rigs remain active in the area focused on defining new near mine Mineral Resources.
New Area of Focus between the Eastern and Main Extensions
Surface directional drilling remains focused on testing the new area of high-grade gold mineralization within the E1E Zone discovered in May 2019. This area is located between 850 m and 1,150 m vertical depths, 180 m down-plunge from known Inferred Mineral Resource blocks in the Eastern Extension, and 200 m vertically above Inferred Mineral Resources in the eastern down-plunge extent of the Main Extension (Figure 2). New highlights from the surface drilling program include (E1E-Zone) (Table 1):

•	21.28 g/t Au (21.28 g/t cut) over 9.01 m (MH18-09);

•	28.50 g/t Au (23.13 g/t cut) over 4.38 m (MH18-10); and

•	9.32 g/t Au (9.32 g/t cut) over 3.81 m (MH19-04).

All 17 holes drilled to date in this area have intersected the E1E Zone with 12 of the holes presenting ore grade gold mineralization (see Figure 4).
New drill holes MH18-10 (28.50 g/t Au (23.13 g/t cut) over 4.38 m) and MH18-09 (21.28 g/t Au (21.28 g/t cut) over 9.01 m) have confirmed the continuity of high-grade mineralization at a drill density which will support the declaration of an initial Inferred Mineral Resource in this new area with the year-end update.

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Additionally, drill hole MH19-04 (9.32 g/t Au (9.32 g/t cut) over 3.81 m) extended high-grade mineralization 50 m to the west to now cover a lateral extent of 350 m.
Testing the extent and continuity of high-grade mineralization between the Eastern and Main Extensions will be an ongoing focus of the exploration drilling program in 2020. Two surface directional diamond drill rigs are active in this area and will continue with 75 to 100 m spaced step-out drilling. The 840 level exploration drift has been extended above the western extent of this area. This will provide underground access for infill drilling in 2020 and exploration drilling for extending high-grade mineralization.
Other Zones
The Island Gold Deposit consists of a number of subparallel mineralized zones, with the majority of Mineral Reserves and Resources being defined in the C Zone and E1E Zone which constitute the main production horizons at the Island Gold mine. Highlights of new intersections from underground exploration drilling of parallel zones and zones in which the lateral continuity is not yet established (“Unknown Zone”) include (reported composite intervals are core lengths) (Table 2):

•	22.26 g/t Au (18.98 g/t cut) over 7.58 m (840-554-03);

•	14.27 g/t Au (14.27 g/t cut) over 9.50 m (840-560-08);

•	16.66 g/t Au (16.66 g/t cut) over 3.50 m (340-602-24);

•	4.99 g/t Au (4.99 g/t cut) over 10.80 m (620-610-04);

•	5.75 g/t Au (5.75 g/t cut) over 8.00 m (840-554-01);

•	3.83 g/t Au (3.83 g/t cut) over 11.94 m (840-560-06);

•	10.42 g/t Au (10.42 g/t cut) over 4.30 m (840-560-02); and

•	4.16 g/t Au (4.16 g/t cut) over 7.63 m (340-602-37).

Qualified Persons
Chris Bostwick, FAusIMM, Alamos Gold’s Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”).
Exploration programs at the Island Gold Mine are directed by Raynald Vincent, P.Eng., M.G.P., Chief Geologist at the Island Gold Mine and a Qualified Person within the meaning of NI 43-101.
Quality Control
Assays for the surface exploration drilling program were completed at LabExpert in Rouyn-Noranda, Quebec. The Corporation inserts at regular intervals quality control (QC) samples (blanks and reference materials) to monitor laboratory performance. Cross check assays are done on a regular basis in a second accredited laboratory. The Quality Assurance / Quality Control procedures are more completely described in the Technical Report filed on SEDAR by Richmont Mines, July 13, 2017.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

4 | ALAMOS GOLD INC

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, "expect", “believe", "anticipate", "plan", “forecast”, "estimate", "intend", “budget” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results  "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms. Forward-looking statements in this news release include statements with respect to planned exploration programs, the estimation of Mineral Resources, exploration results, potential mineralization, changes in Mineral Resources and Proven and Probable Mineral Reserves,and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "Indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions readers not to place undue reliance on the forward-looking statements which are not guarantees of future events as a number of factors could cause results, conditions, actions or events to differ materially from the targets, outlooks, expectations, goals, estimates or intentions expressed in the forward-looking statements. These factors include, but are not limited to: risks related to obtaining and maintaining necessary permits, licenses and authorizations required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, employee and community relations,the speculative nature of mineral exploration and development, contests over title to properties, changes in national and local government legislation, control and regulations and and fluctuations of the price of gold and foreign exchange rates as well as those factors discussed in the section entitled "Risk Factors" in Alamos' latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
All of the forward-looking statements made in this news release are qualified by these cautionary statements.
Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All Mineral Resource and Reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in the Securities Exchange Commission (the “SEC”) Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.
In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Mineral Reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

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Table 1: Island Gold - Previously Unreleased Select Composite Intervals from Surface Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Western and Main Extension areas @ 225 g/t Au; Eastern Extension area @ 160 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
MH16-08	C	Western Ext	1395.00	1400.00	5.00	4.82	5.37	5.37	1160
MH16-09	C	Western Ext	1471.90	1475.47	3.57	3.06	5.01	5.01	1307
MH22-01	C	Main Ext	1452.80	1455.75	2.95	2.52	7.08	7.08	1276
MH14-8	D	Main Ext	1613.70	1616.60	2.90	2.39	8.98	8.98	1527
MH17-12	D1	Main Ext	1532.00	1535.00	3.00	2.77	7.38	7.38	1313
MH21-02	D1	Main Ext	1387.10	1390.40	3.30	2.89	15.54	14.27	1254
MH14-8	E1E	Main Ext	1547.40	1555.30	7.90	6.85	12.56	10.16	1468
MH17-08A	E1E	Main Ext	1510.00	1512.40	2.40	2.39	4.45	4.45	1172
MH17-11	E1E	Main Ext	1542.90	1545.60	2.70	2.57	108.17	94.56	1290
MH17-12	E1E	Main Ext	1514.80	1523.50	8.70	8.04	36.45	13.23	1301
MH18-08	E1E	Eastern Ext	1163.00	1168.30	5.30	3.40	3.40	3.40	1076
MH18-09	E1E	Eastern Ext	1130.00	1142.00	12.00	9.01	21.28	21.28	1043
MH18-10	E1E	Eastern Ext	1172.10	1177.80	5.70	4.38	28.50	23.13	1070
MH19-04	E1E	Eastern Ext	1172.45	1176.75	4.30	3.81	9.32	9.32	1070
MH19-07[1]	E1E	Eastern Ext	1155.90	1161.40	5.50	3.65	4.75	4.75	1034
MH20-01	E1E	Main Ext	1262.30	1266.90	4.60	3.81	121.32	96.47	1210
MH20-02	E1E	Main Ext	1194.50	1202.00	7.50	6.08	10.69	10.69	1135
MH20-03	E1E	Main Ext	1241.80	1246.70	4.90	3.60	9.95	9.95	1189
MH21-02	E1E	Main Ext	1368.70	1377.60	8.90	7.79	9.96	9.96	1240
MH21-03[1]	E1E	Main Ext	1334.20	1342.40	8.20	7.16	8.27	8.27	1186
MH21-03[1]	Unknown	Main Ext	1319.80	1327.20	7.40	6.46	7.04	7.04	1173

1 Results not included in the year end 2019 Mineral Resource calculation

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Table 2: Island Gold - Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Western and Main Extension areas @ 225 g/t Au; Eastern Extension area @ 160 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
340-602-27	E1E	Eastern Ext	128.00	131.20	3.20	2.44	6.06	6.06	364
620-604-16	E1E	Eastern Ext	303.00	313.10	10.10	2.62	75.79	12.06	794
620-604-17	E1E	Eastern Ext	266.10	276.80	10.70	4.03	11.90	11.90	764
620-610-01	E1E	Eastern Ext	272.65	282.80	10.15	4.68	32.19	25.48	765
620-610-05	E1E	Eastern Ext	251.40	260.80	9.40	4.61	5.86	5.86	742
620-610-06	E1E	Eastern Ext	213.05	219.80	6.75	3.28	10.26	10.26	702
620-610-07	E1E	Eastern Ext	146.40	151.60	5.20	3.24	20.18	20.18	642
840-542-67	E1E	Main Ext	263.80	269.60	5.80	3.34	4.71	4.71	1036
840-554-01	E1E	Main Ext	155.80	159.40	3.60	3.06	3.89	3.89	861
840-554-03	E1E	Main Ext	218.10	221.30	3.20	2.34	5.19	5.19	944
840-554-04	E1E	Main Ext	241.00	246.50	5.50	4.36	9.48	9.48	988
840-554-05	E1E	Main Ext	326.60	333.10	6.50	3.35	6.99	6.99	1090
840-554-06	E1E	Main Ext	250.50	255.75	5.25	4.03	5.10	5.10	1003
840-560-04	E1E	Main Ext	292.40	309.55	17.15	7.65	8.98	8.98	1052
840-560-05	E1E	Main Ext	249.00	252.20	3.20	2.48	3.37	3.37	983
840-560-09	E1E	Main Ext	298.70	313.50	14.80	6.38	8.64	8.64	1047
840-560-11	E1E	Main Ext	245.30	249.00	3.70	2.76	11.66	11.66	975
340-602-24	Unknown	Eastern Ext	63.50	67.00	3.50		16.66	16.66	336
340-602-26	Unknown	Eastern Ext	62.65	66.60	3.95		3.41	3.41	325
340-602-37	Unknown	Eastern Ext	109.85	117.48	7.63		4.16	4.16	394
620-610-04	Unknown	Eastern Ext	228.50	239.30	10.80		4.99	4.99	753
840-554-01	Unknown	Main Ext	59.00	67.00	8.00		5.75	5.75	852
840-554-03	Unknown	Main Ext	141.92	149.50	7.58		22.26	18.98	910
840-560-02	Unknown	Main Ext	90.00	94.30	4.30		10.42	10.42	871
840-560-06	Unknown	Main Ext	112.46	124.40	11.94		3.83	3.83	864
840-560-08	Unknown	Main Ext	95.50	105.00	9.50		14.27	14.27	887

Note: Unknown zone corresponds to gold intercepts outside known ore zones and for which continuity is not yet established and therefore true width has not been calculated.

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Table 3: Surface exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)	Comments
MH14-8	338	-85	1040	691522	5351123	394	Cut from MH14-6 at 606m
MH16-08	337	-73	806	691003	5350848	390	Cut from MH16-06 at 747m
MH16-09	337	-73	787	691003	5350848	390	Cut from MH16-08 at 834m
MH17-08A	334	-73	1163	692320	5351076	395	Cut from MH17-01 at 753m
MH17-09	334	-73	71	692320	5351076	395	Abandoned
MH17-10	334	-73	560	692320	5351076	395	Cut from MH17-08A at 1054m
MH17-11	334	-73	797	692320	5351076	395	Cut from MH17-08A at 864m
MH17-12	334	-73	851	692320	5351076	395	Cut from MH17-11 at 925m
MH18-08	339	-75	579	691892	5351446	395	Cut from MH18-07 at 713m
MH18-09	339	-75	685	691892	5351446	395	Cut from MH18-07 at 586m
MH18-10	339	-75	834	691892	5351446	395	Cut from MH18-05 at 493m
MH18-11	339	-75	790	691892	5351446	395	Cut from MH18-07 at 586 m
MH19-03	336	-79	626	691646	5351376	399	Cut from MH19-02 at 760m
MH19-04	336	-79	1027	691646	5351376	399	Cut from MH19-01 at 421m
MH19-05	336	-79	631	691646	5351376	399	Cut from MH19-04 at 757m
MH19-06	336	-79	860	691646	5351376	399	Cut from MH19-04 at 444m
MH19-07	336	-79	599	691646	5351376	399	Cut from MH19-06 at 657 m
MH20-01	337	-77	1355	692063	5351541	394
MH20-02	337	-77	1024	692063	5351541	394	Cut from MH20-01 at 422m
MH20-03	337	-77	509	692063	5351541	394	Cut from MH20-02 at 876m
MH21-01	321	-61	1496	692072	5351272	395
MH21-02	321	-61	563	692072	5351272	395	Cut from MH21-01 at 938m
MH21-03	321	-61	897	692072	5351272	395	Cut from MH21-01 at 555 m
MH22-01	342	-75	1617	691000	5350855	393

Note: UTM mine surface elevation 382 m

8 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Table 4: Underground exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
340-602-24	160	-15	132	691455	5352213	61
340-602-25	159	-30	168	691455	5352213	61
340-602-26	147	-5	123	691456	5352213	61
340-602-27	148	-22	156	691455	5352213	61
340-602-37	144	-41	291	691455	5352213	61
620-550-46	133	-11	249	691021	5351907	-224
620-550-47	145	-24	261	691021	5351907	-224
620-604-14	170	-23	225	691530	5352086	-212
620-604-16	166	-41	342	691530	5352086	-213
620-604-17	166	-38	312	691530	5352086	-213
620-610-01	162	-39	312	691586	5352112	-211
620-610-04	146	-43	360	691586	5352112	-211
620-610-05	146	-38	321	691585	5352112	-211
620-610-06	146	-32	270	691586	5352112	-211
620-610-07	146	-21	204	691586	5352112	-211
620-610-08	143	-8	150	691586	5352112	-210
620-610-09	141	-26	243	691586	5352112	-211
620-610-10	139	16	117	691586	5352112	-209
620-610-11A	131	48	117	691587	5352112	-207
620-610-12	120	67	144	691585	5352113	-207
840-542-67	163	-45	294	690972	5351831	-466
840-554-01	159	-6	216	691083	5351880	-464
840-554-02A	159	-17	234	691082	5351879	-463
840-554-03	159	-27	258	691082	5351879	-463
840-554-04	159	-35	288	691082	5351879	-463
840-554-05	159	-48	378	691082	5351880	-464
840-554-06	156	-39	300	691082	5351879	-464
840-560-02	159	-18	222	691137	5351902	-461
840-560-03	159	-5	210	691137	5351902	-461
840-560-04	155	-44	351	691138	5351902	-462
840-560-05	155	-34	270	691138	5351902	-462
840-560-06	149	-10	210	691138	5351902	-461
840-560-07	149	3	210	691138	5351902	-461
840-560-08	147	-26	252	691137	5351902	-461
840-560-09	145	-42	333	691138	5351903	-462
840-560-10	143	-45	390	691138	5351903	-462
840-560-11	143	-33	276	691138	5351903	-462

Note: UTM mine surface elevation 382 m

9 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold Mine Longitudinal

10 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 2: Island Gold Mine Longitudinal Main and Eastern Extensions - Surface Directional Drilling Results

11 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 3: Island Gold Mine Longitudinal Main and Eastern Extensions - Underground Exploration Drilling Results

12 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 4: Island Gold Mine Cross Section - Main and Eastern Extensions

13 | ALAMOS GOLD INC